
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 9, 2016

Via E-Mail
Mr. Michael J. Foster
Senior Vice President, General Counsel, and Secretary
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, OK 73107

>   **Re: LSB Industries, Inc.**
>   **Amendment 1 to Registration Statement on Form S-1**
>   **Filed August 26, 2016**
>   **File No. 333-212503**

Dear Mr. Foster:

        We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2016 letter.

General

1. Please request your auditor to revise its consent to clarify that the reports referenced are contained in the company's Form 8-K filed August 26, 2016 and Form 10-K filed February 29, 2016.

2. Please also revise your experts section to refer to the financial statements filed with your Form 8-K filed August 26, 2016.

3. Please note that we will not take action to accelerate the effectiveness of the above-captioned registration statement until you resolve outstanding comments on your Form 10-K for the fiscal year ended December 31, 2015. The staff's comments on your Form 10-K were issued under separate cover via letter dated September 8, 2016.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 with any questions.

Very truly yours,

Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-Mail
        Robert L. Kimball, Esq.
        Vinson & Elkins L.L.P.
        2001 Ross Avenue, Suite 3700
        Dallas, TX 75201-2975